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@robertcroak

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Are you nervous about the markets right now? Here are 3 ways to win during bumpy times 🚀✍️‼️
ARE YOU NERVOUS ABOUT THE MARKET CONDITIONS
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Are you nervous about the market conditions right now?

Anyone could see there's a lot going on in the economy and the stock market right now — but investors know these are opportunities, & not to be fearful.

Here are three trends I'm seeing for 2024 — as well as three ways you can invest in them without needing thousands of dollars.



1) Humanoid Robots → Bloomberg recently reported that Apple was delving into this sector as their next big thing & if you haven't yet watched Figure AI's humanoid robotics, I strongly suggest you watch it. Humanoid robots will be here sooner than you think, putting the companies that make them in the driver's seat to make their investor's a ton of money.who created them in a position to make a lot of money. So keep an eye on this sector & stocks like Tesla, Apple, and Nvidia, & soon Future AI and APPtronik once they're made available to the public to invest in.

2) Interest Rates → the Federal Reserve began raising interest rates at the fastest pace in modern history just a few years ago. This has caused a ripple effect through the economy — especially commercial real estate. With the Fed now signaling rate cuts in the future, we should all be preparing for that NOW. One way to invest in this trend is by investing in a fund that will do the homework for you if you don't have the time, energy, or experience to do it all yourself. The Fundrise Flagship Fund is a good option because it allows you to diversify your portfolio over several different markets. You can check it out in the link in my Stan store.


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Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
IT'S ALWAYS GOOD TO BE DIVERSIFIED TO WITHSTAND
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3) America's Debt Crisis → America's financial deficit grows by $1 trillion every 100 days. It's an election year, and I'm definitely not seeing enough coverage on this issue. As an

investor right now, you should be definitely considering investing into cash-flowing assets that appreciate in value over time — small businesses, dividend paying stocks, and residential real estate.

It's always good to be diversified to withstand any market conditions. Okay, so we have the plan, let's go!

 **robertcroak** ✔ One of the fastest growing asset classes that you may not even be thinking about! #FundrisePartner

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

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